SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Exxon Mobil Corporation

(Name of Registrant as Specified In Its Charter)

Engine No. 1 LLC

Engine No. 1 LP

Engine No. 1 NY LLC

Christopher James

Charles Penner

Gregory J. Goff

Kaisa Hietala

Alexander A. Karsner

Anders Runevad

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2021

EXXON MOBIL CORPORATION

__________________________

PROXY STATEMENT

OF

Engine No. 1 LLC

_________________________

PLEASE USE THE ENCLOSED WHITE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET TODAY.

ALTERNATIVELY, YOU MAY SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD BY MAIL.

This Proxy Statement (this “Proxy Statement”) and the enclosed WHITE proxy card are being furnished by Engine No. 1 LLC (“Engine No. 1 LLC”) and certain of its affiliates (as identified on Annex I, “Engine No. 1”, “we” or “us”) and the nominees named in Proposal 1 (the “Nominees” and, together with Engine No. 1, the “Participants”) in connection with the solicitation of proxies from the shareholders of Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil” or the “Company”).

Over the past decade, the Company has failed to evolve in a rapidly changing world, resulting in significant underperformance to the detriment of shareholders and risking continued long-term value destruction. The Company’s total shareholder return, including dividends, for the 3, 5, and 10-year periods prior to Engine No. 1’s public engagement with the Company trailed each of its self-selected proxy peers (BP, Chevron, Shell, and Total), which we believe can be largely attributed to its pursuit of production growth at the expense of returns and a lack of adaptability to changing industry dynamics, including higher production costs and growing long-term oil and gas demand uncertainty. This approach stands in contrast to the Company’s peers who performed better for shareholders over these periods, including by focusing on returns over production growth and beginning to evolve their businesses for a decarbonizing world. We believe that to address this underperformance, the Company must commit to evolve and chart a long-term strategic plan for sustainable value creation. In that vein, Engine No. 1, through this Proxy Statement, is providing shareholders with the opportunity to weigh in and cast their votes for a slate of independent and highly qualified shareholder-nominated nominees for the first time in the Company’s history. We believe the Nominees will bring a much needed shareholder voice to the current board of directors of the Company (the “Board”).

We therefore ask that you please vote for the proposals below at the upcoming ExxonMobil 2021 annual meeting of shareholders (the “Annual Meeting”), to be held virtually through the website www.cesonlineservices.com/xom21_vm, on [DATE], at 9:30 AM Central Time, unless adjourned or postponed to a later date, with respect to the following (each, a “Proposal” and, collectively, the “Proposals”). Shareholders will be able to listen, vote, and submit questions during the Annual Meeting from any remote location that has Internet connectivity by registering to attend in advance of the meeting at least 48 hours prior to the annual meeting start time at www. cesonlineservices.com/xom21_vm.

Proposal		Our Recommendation

1.	To elect Engine No. 1’s slate of four director nominees — Gregory J. Goff, Kaisa Hietala, Alexander A. Karsner and Anders Runevad (collectively, the “Nominees”) — and all of the Company’s nominees for election at the Annual Meeting other than [●], [●], [●] and [●] (the “Excluded Company Nominees”), each to serve as directors and hold office until the annual meeting of shareholders to be held in 2022 and until their respective successors are duly elected and qualified.	FOR ALL of the Nominees and all of the Company’s nominees other than the Excluded Company Nominees

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm to audit the Company’s financial statements for 2021.	FOR

3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.	AGAINST

4.	To adopt as policy, and amend the Company’s bylaws as necessary, to require the Chair of the Board to be an independent member of the Board.	NO RECOMMENDATION

5.	To take the steps necessary to amend the appropriate Company governing documents to give the owners of a combined 10% of outstanding Common Stock the power to call a special shareholder meeting.	NO RECOMMENDATION

6.	For the Board to issue an audited report to shareholders by January 1, 2022 on whether and how a significant reduction in fossil fuel demand would affect the Company’s financial position and underlying assumptions.	NO RECOMMENDATION

7.	To publish an annual report of the incurred costs and associated significant and actual benefits that have accrued to shareholders, the public health and the environment from the company’s environment-related activities.	NO RECOMMENDATION

8.	To prepare and semiannually update a report disclosing the Company’s policies and procedures for making political contributions.	NO RECOMMENDATION

9.	To prepare and annually update a report disclosing the Company’s direct and indirect lobbying activities and expenditures.	NO RECOMMENDATION

10.	To issue a report describing if, and how, the Company’s lobbying activities align with the goal of the Paris Climate Agreement.	NO RECOMMENDATION

Through this Proxy Statement and the enclosed WHITE proxy card, we are soliciting proxies to elect the four Nominees named herein to serve as directors, who, if elected, would constitute a minority of the Board. ExxonMobil has nominated its own set of directors for re-election at the Annual Meeting. In addition, we are “rounding out” our slate by permitting shareholders who vote on the enclosed WHITE proxy card to also have the opportunity to vote for all of the nominees who have been nominated by the Company other than the Excluded Company Nominees. Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. If successful in our proxy solicitation, the Board will be composed of our four Nominees and the Company director nominees, other than the Excluded Company Nominees, receiving a plurality of the votes cast in favor of his or her election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, will be able to be found in the Company’s proxy statement filed with the SEC on March 1, 2021 (the “Company’s Proxy Statement”).

This Proxy Statement and WHITE proxy card are first being mailed or given to the Company’s shareholders on or about [●], 2021.

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The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as [●], 2021. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were [●] shares of common stock, without par value (“Common Stock”), outstanding according to the Company’s Proxy Statement. As of March 10, 2021, the Participants beneficially owned 944,044 shares of Common Stock in the aggregate, as further described on Annex I.

The Participants represent that they intend to, or are part of a group which intends to, (i) deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Nominees at the Annual Meeting, and (ii) otherwise solicit proxies or votes from shareholders of the Company in support of the nominations of the Nominees.

We urge you to use the enclosed WHITE proxy card to vote by telephone or the Internet by following the instructions on the card. Your vote is important, and due to ongoing delays in the postal system, we are encouraging shareholders to submit their proxies electronically if possible. Alternatively, if you do not have access to a touch-tone telephone or the Internet, please sign, date and return the WHITE proxy card in the postage-paid envelope provided. Please vote “FOR ALL” of the Nominees to the Board and for the Company’s nominees other than the Excluded Company Nominees in Proposal 1, “FOR” Proposal 2 and “AGAINST” Proposal 3. We are making no recommendations on Proposals 4 through 10.

This proxy solicitation is being made by Engine No. 1 and the Nominees, and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

If you have already voted using the Company’s blue proxy card, you have every right to change your vote by using the enclosed WHITE proxy card to vote again by telephone or the Internet by following the instructions on the WHITE proxy card. Alternatively, you may sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page 15.

YOUR VOTE IS IMPORTANT

We urge you to submit your vote on the WHITE proxy card via the Internet or by telephone as soon as possible. Due to ongoing delays in the postal system, we encourage you to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

For additional instructions for each of these voting options, please refer to the enclosed WHITE proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated (“Innisfree”)

Shareholders May Call: (877) 750-8310 (TOLL-FREE from the U.S. and Canada)

or +1(412) 232-3651 (from other countries)

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BACKGROUND OF THIS PROXY SOLICITATION

Engine No. 1’s Engagement with the Company

Since December 2020, and over the course of this year, representatives of Engine No. 1 have engaged in a dialogue with representatives of the Company and members of its Board and have corresponded with such individuals to discuss, among other things, Engine No. 1’s concerns with the direction of the Company and what Engine No. 1 believes is an ongoing destruction of shareholder value. Engine No. 1 has also discussed with these Company representatives and Board members Engine No. 1’s plans to increase Company shareholder value, including the election of the Engine No. 1 Nominees, who Engine No. 1 believes can help the Company to chart a new, growth- oriented path forward for all Company stakeholders. Outlined below are the key interactions and communications between Engine No. 1 and the Company leading up to the filing of this Proxy Statement:

On December 7, 2020, Engine No. 1 sent a letter to the Board outlining its case for change at the Company and calling on the Company to (i) refresh the Board with highly qualified, independent directors who have diverse track records of success in the energy sector, (ii) impose greater long-term capital allocation discipline by applying more stringent approval criteria for new capital expenditures, including lower required break-even oil and gas prices, (iii) implement a strategic plan for sustainable value creation by fully exploring growth areas, including more significant investment in clean energy and (iv) overhaul management compensation to better align incentives with shareholder value creation.

On December 18, 2020, Engine No. 1’s legal counsel sent a letter to the Company requesting the Company’s questionnaire and nominee representations agreement, both of which are required for shareholders to nominate directors.

On December 21, 2020, members of Engine No. 1, met by video with employees of the Company to discuss the matters raised by Engine No. 1 in its December 7 letter to the Board.

On December 24, 2020, a representative of Engine No. 1 and a representative of the Company had a call to further discuss the matters raised by Engine No. 1 in its December 7 letter to the Board.

On January 4, 2021, Engine No. 1’s legal counsel sent a letter to the Company requesting access to certain shareholder records.

On January 6, 2021, a member of Engine No. 1 and an advisor to the Company had a follow-up call to further discuss the matters raised by Engine No. 1 in its December 7 letter to the Board.

On January 11, 2021, Engine No. 1’s legal counsel received a response letter from the Company to its January 4 request for access to certain shareholder records. The Company’s response sought additional information from Engine No. 1 and stated that the Company was reserving “its right to reject [Engine No. 1’s] request”.

On January 14, 2021, a member of Engine No. 1 had a follow-up call with an advisor to the Company who stated that the Company was willing to sign a confidentiality agreement with Engine No. 1 to review and give input with respect to announcements that the Company intended to make on the Company’s upcoming quarterly earnings call and get some credit for such announcements, and to extend the notice date for Engine No. 1 to formally nominate individuals for election to the Board. This advisor however also stated the Company did not intend to appoint or even to meet with any of Engine No. 1’s nominees and was not concerned that institutional investors would expect them to meet with such nominees. The member of Engine No. 1 replied that Engine No. 1 was not interested in getting such credit (and no such confidentiality agreement was ever signed), but was concerned by the Company’s position with respect to its nominees. At this point the advisor said that no final decisions had been made and that Engine No. 1 should encourage ExxonMobil’s CEO and Lead Board Director to consider Engine No. 1’s nominees. Engine No. 1 hereby states for the record that the Company never interviewed or asked to interview any of the Engine No. 1 Nominees.

On January 20, 2021, Engine No. 1’s legal counsel responded to the Company’s January 11 letter by providing the additional information that the Company requested and noting that it was doing so “in the spirit of the constructive and substantive dialogue” and despite the fact that the Company’s January 11 letter “raise[d] highly technical objections and ignore[d] black letter New York law” in delaying Engine No. 1’s right to the shareholder materials it requested.

On January 22, 2021, members of Engine No. 1 met by video with the Company’s CEO and Lead Board Director (the “Lead Director”) to discuss the matters raised by Engine No. 1 in its December 7 letter to the Board and a possible resolution. The Lead Director stated that Engine No. 1’s nominees did not meet the Board’s criteria for new directors, which he described generally as having held the CEO role at companies with large market capitalizations, scale, and geographic scope. A member of Engine No. 1 asked whether given the Company’s underperformance over the last decade it would be appropriate to reconsider such criteria, and also pointed out that in any case at least two of Engine No. 1’s nominees met such criteria while others offered expertise in areas specifically described by ExxonMobil as being important to the Company’s future. The Lead Director replied that while he could make no promises, he would discuss this with the Board. The Company ultimately appointed three new directors, two of whom have no large public company CEO experience.

On January 27, 2021, Engine No. 1 submitted a notice of its intent to nominate the four Nominees for election as directors at the Annual Meeting.

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On February 9, Engine No. 1 and the Company entered into an NDA related to the shareholder information sought by Engine No. 1 in its January 4 letter.

On February 15, 2021, Engine No. 1 received certain of the shareholder information it sought in its January 4 letter.

On February 22, 2021, Engine No. 1 sent a letter to the Board, in response to Company claims regarding its adherence to the goals of the Paris Agreement and its carbon capture expertise, noting that while ExxonMobil has gone from dismissing emissions reduction goals as a “beauty competition” to claiming repeatedly that its emissions reduction plans are consistent with the Paris Agreement, ExxonMobil’s methodology actually omits the majority of the Company’s emissions.[1]

On March 1, 2021, the Company filed its preliminary proxy statement with the SEC.

On March 2, 2021, Engine No. 1 filed its preliminary proxy statement with the SEC.

Engine No. 1’s Plan for Value Creation

As discussed in various materials filed with the SEC, Engine No. 1 has called for the Company to impose better long-term capital allocation discipline, overhaul its management compensation to better align incentives with shareholder value creation, implement a strategic plan for sustainable value creation in a changing world by fully exploring growth areas (including more significant investment in clean energy) and to refresh the Board with Engine No. 1’s highly qualified, independent Nominees who each have track records of success in energy and can help the Board position ExxonMobil to successfully evolve with changing industry dynamics.

•	Imposing Better Long-Term Capital Allocation Discipline: We believe ExxonMobil needs a more disciplined and forward-thinking approach to capital allocation strategy, including a long-term commitment to only funding projects that can break-even at much more conservative oil and gas prices. We believe that a long-term commitment to cutting unproductive capex and tightening project return requirements for approval would likely increase free cash flow, strengthen the Company’s balance sheet, and help secure its ability to cover its dividend, which are crucial considerations particularly for the Company’s smaller shareholders.

•	Overhaul Management Compensation to Better Align Incentives with Shareholder Value Creation: We believe that the Company’s management compensation plans should be overhauled for the long-term to better align compensation with value creation for shareholders. Such changes would include utilizing preset weightings and targets, employing more cost management and balance sheet-focused metrics, and measuring value creation not just by reference to the oil and gas industry but to the overall market, to ensure that management is not rewarded for outperforming the industry but eroding shareholder value.

•	Implementing a Strategic Plan for Sustainable Value Creation in a Changing World: While we understand that change will not come overnight, we believe that ExxonMobil should fully explore ways to leverage its scale and expertise in delivering energy by exploring growth areas, including more significant investment in net-zero emissions energy sources and clean energy infrastructure, under the guidance of a special committee of the Board with relevant experience created for this purpose.

•	Refreshing the Board with Engine No. 1’s Highly Qualified, Independent Nominees: As demonstrated in more detail in Proposal 1 below, we believe our Nominees bring to bear a diverse set of experiences in successful, global energy operations and decades of leading value-creating transformations in the industry. We believe that, based on their track-record and experience in the energy arena, they can help the Board unlock sustainable, long-term shareholder value by addressing the fundamental issues facing the Company as it looks toward the future.

Unfortunately, it appears that the Company and Engine No. 1 envision very different futures for the Company. Therefore, Engine No. 1, through this Proxy Statement, is providing shareholders with the opportunity to weigh in and cast their votes for a slate of shareholder-nominated nominees for the first time in the Company’s history.

___________________________________

[1] See Crowley, Kevin, “Exxon CEO Calls Rivals’ Climate Goals a ‘Beauty Competition,’” Bloomberg (Mar. 6, 2020), available at https://www.chron.com/business/energy/article/Exxon-CEO-Calls-Rivals-Climate-Targets-a-15110580.php; see also Press Release, ExxonMobil, A Message from Darren Woods to Employees (Feb. 12, 2021) (“ In the fourth quarter, we announced new emissions reductions plans for 2025 that are consistent with the goals of Paris.”)

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PROPOSAL 1: ELECTION OF DIRECTORS

The Board currently consists of twelve directors, each elected annually. We are soliciting proxies to elect our four Nominees, who, if elected, would only constitute a minority of the Board. We are “rounding out” our slate of Nominees by permitting shareholders to also vote for the Company’s nominees other than the Excluded Company Nominees so that shareholders voting on the WHITE proxy card will be able to vote for all available directorships at the Annual Meeting. Even if the four Nominees are elected, the Nominees will represent a minority of the members of the Board, and therefore there can be no assurance that they can implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

If successful in our proxy solicitation, the Board will be composed of our four Nominees — Gregory J. Goff, Kaisa Hietala, Alexander A. Karsner and Anders Runevad — and all of the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees, [●], [●], [●] and [●]. If elected, each of the Nominees and the Company’s nominees for election at the Annual Meeting other than the Excluded Company Nominees will serve one-year terms until the 2022 annual meeting of shareholders and until their successors have been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board, if elected. The age and other information related to our Nominees shown below are as of the date of the filing of this Proxy Statement.

We are soliciting proxies to elect only the four Nominees listed herein and the Company’s nominees other than the Excluded Company Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer discretionary voting power with respect to any of the Excluded Company Nominees. Shareholders who return the WHITE proxy card will only be able to vote for the Nominees listed on the card and the Company’s nominees other than the Excluded Company Nominees. You can only vote for all of the Company’s nominees by signing and returning a blue proxy card provided by the Company, by requesting a legal proxy and casting your vote by ballot in person by attending the virtual Annual Meeting or by voting via the Internet or toll-free telephone number provided in the Company’s Proxy Statement.

Nominees:

GREGORY J. GOFF

Age; Address	64; 13 Montivillers, San Antonio, TX 78257
Occupation	See below
Experience

Gregory J. Goff most recently served as the Executive Vice Chairman of the Board of Directors of Marathon Petroleum Corporation (“Marathon Petroleum”), an integrated downstream energy company, until his retirement in 2019. Mr. Goff joined Marathon Petroleum in 2018 following its acquisition of Andeavor, a leading petroleum refining, marketing and logistics company formerly known as Tesoro Corporation. Previously, from 2010 to 2018, he served as the President and Chief Executive Officer of Andeavor Logistics LP (f/k/a Tesoro Logistics LP), a NYSE-listed master limited partnership that owned, operated and developed crude oil and refined products, logistics assets and natural gas gathering and processing assets. Under Mr. Goff’s leadership, Andeavor generated total returns of over 1,200%, significantly outperforming the U.S. energy sector’s total return of 55% during his tenure. In 2018, Harvard Business Review named Mr. Goff one of the “Best-Performing CEOs in the World.”

Prior to joining Andeavor, Mr. Goff had an almost 30-year career with ConocoPhillips, during which time he held various leadership positions in Exploration and Production, and Downstream, including serving as Senior Vice President of Global Commercial businesses from 2008 to 2010.

Since 2020, Mr. Goff has served on the Board of Directors of Enbridge Inc., a Canadian energy infrastructure company, and since 2011, he has served on the Board of Directors of Avient Corporation (f/k/a PolyOne Corporation), a U.S. polymer company. Mr. Goff served as the Chairman of the Board of Directors of Andeavor Logistics GP LLC (the general partner of Andeavor Logistics LP) from 2010 until 2018 and of Andeavor LLC (f/k/a Tesoro Corp.), a large petroleum refining and marketing company, from 2014 until 2018 (having served on the Board of Directors of Andeavor LLC since 2010). From 2018 to 2019, he served as the Vice Chairman of the Board of Directors of Marathon Petroleum Corporation and as a member of the Board of Directors of MPLX LP, a master limited partnership formed by Marathon Petroleum Corporation to own, operate, develop and acquire midstream energy infrastructure assets. Mr. Goff also served as the Chairman of the Board of Directors of Western Refining Logistics, LP, a master limited partnership that operated, developed and acquired terminals, storage tanks, pipelines and other logistics assets related to the terminalling, transportation and storage of crude oil and refined products, from 2017 until Andeavor Logistics LP’s acquisition of Western Refining Logistics LP in 2018.

Mr. Goff is the Founder of the Goff Strategic Leadership Center at the University of Utah David Eccles School of Business.

Mr. Goff holds a BS and an MBA from the University of Utah.

Skills & Qualifications	Mr. Goff’s qualifications to serve as a director include his extensive board and management experience, including as the Chairman, President and Chief Executive Officer of a leading petroleum refining, marketing and logistics company and his decades of worldwide experience in the oil and gas industry.

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kaisa hietala

Age; Address	49; Bulevardi 6 A, 00120 Helsinki, Finland
Occupation	See below
Experience

Kaisa Hietala has served since 2019 as a Partner and co-owner of Gaia Group Oy (d/b/a GAIA Consulting), a sustainable business consulting firm focused on helping companies turn climate challenges into profitable business opportunities. From 2014 to 2019, Ms. Hietala served as the EVP of Renewable Products at Neste Oyj (“Neste”), a renewable products company, after serving as VP of Renewable Fuels at Neste. During her tenure at Neste, its revenues in the Renewable Products segment grew by 1.6x and operating profits grew by 4x. Ms. Hietala played a central role in the strategic transformation of Neste into the world’s largest and most profitable large producer of renewable diesel and jet fuel, a transformation that, in 2019, Harvard Business Review called one of the “Top 20 Business Transformations of the Last Decade.”

Since 2016, Ms. Hietala has served on the Board of Directors, including on the Audit Committee, of Kemira Oyj, a Finnish specialty chemicals company, and since 2020, on the Board of Directors, including on the Audit Committee, of Smurfit Kappa Group, an Irish corrugated packaging company. She has served as the Chairman of the Board of Directors of Tracegrow Oy, a private Finnish sustainable fertilizers company, since 2019.

Ms. Hietala is a member of the Sustainability Supervisory Board of Aalto University, Finland and a member of the Supervisory Board of Oulu University.

Ms. Hietala holds an MS from the University of Oulu in Finland and an MPhil from the University of Cambridge in the United Kingdom.

Skills & Qualifications	Ms. Hietala’s qualifications to serve as a director include her leadership experience in effectuating strategic change in the energy sector and experience in the oil and gas industry.

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alexander a. karsner

Age; Address	53; c/o Engine No. 1 LLC, 710 Sansome St., San Francisco, California 94111
Occupation	See below
Experience

Alexander A. Karsner is a leading corporate innovation strategist and accomplished energy industry entrepreneur, policymaker, regulator and diplomat with more than three decades of global conventional and renewable energy experience, spanning every natural resource. Since 2015, he has served as Senior Strategist at X (formerly Google X), the innovation lab of Alphabet Inc., where he is part of the executive leadership team, shaping strategy for technology, policy, and commercialization at the nexus of natural resources and AI, machine learning, geospatial engineering, and high-performance computing. From 2016 to 2019, Mr. Karsner served as Managing Partner of Emerson Collective, an investment platform funding non-profit, philanthropic and for-profit portfolios advancing education, health, immigration, the environment, and other initiatives. Along with Emerson’s Founder and Principal, Laurene Powell Jobs, Mr. Karsner co-founded Emerson Elemental (since spun out as Elemental Labs) with a deep focus on market-based solutions and technologies addressing conservation and climate change.

Mr. Karsner began his career developing large scale energy infrastructure and has led or contributed to project development, management and finance enabling significant value creation on six continents. As a private equity investor, venture partner and advisor, his portfolios have included some of the most successful clean tech startups of the past decade, including Nest (AI), Tesla (mobility), Recurrent (solar), Codexis (biotech) and Carbon (3D printing).

From 2005 to 2008, Mr. Karsner served as US Assistant Secretary of Energy, responsible for multi-billion dollar federal R&D programs and National Laboratories. In this role, he was on point to assemble significant bipartisan coalitions to implement or enact the Energy Policy Act (2005), the Energy Independence and Security Act (2007), and the America Competes Act (2008), all of which remain foundational to the framework of federal energy policy and regulation today.

Mr. Karsner exercised a discrete diplomatic and security role as a principal representative of the United States in the negotiations on the UN Framework Convention on Climate Change and other bilateral energy and environmental technology accords.

Mr. Karsner is Executive Chairman of Manifest Energy, an energy technology development and investment firm he founded in 2008. Earlier in his career, from 1999 to 2006, Mr. Karsner was Founder and Managing Director of Enercorp, a private company involved in international project development, management, and financing of clean and sustainable energy infrastructure. Enercorp was international agent and partner to Vestas Wind Systems A/S, a wind turbine manufacturing, installation, and servicing company, and a pioneer in large-scale wind power plant design and development. He has also worked with Tondu Energy Systems of Texas, Wartsila Power Development of Finland, and other multi-national energy firms and developers, managing a wide array of conventional and renewable sources of energy.

Mr. Karsner has served on the Board of Directors of Applied Materials (NASDAQ:AMAT), a leading semiconductor equipment company, since 2008. He has also served as a member of the Board of Directors of Conservation International, a privately held non-profit organization, since 2009. In addition, since 2015, he has served as a Precourt Energy Scholar at Stanford University’s School of Civil and Environmental Engineering and serves on the Schultz-Stephenson Energy Task Force at the Hoover Institution. He also serves as an Associate at Harvard’s Kennedy School addressing the geopolitics of energy technology. Finally, since 2016, he has served on the Advisory Boards of MIT Medialab and the Polsky Center for Entrepreneurship at the University of Chicago’s Booth School of Business.

Mr. Karsner is also a Henry Crown Fellow of the Aspen Institute, a Life Member of the Council on Foreign Relations, and member of the Trilateral Commission. He was formerly a member of the National Petroleum Council and served on the boards of the Gas Technology Institute and University of Chicago’s Argonne National Lab.

Mr. Karsner holds a BA with honors from Rice University and an MA from Hong Kong University.

Skills & Qualifications	Mr. Karsner’s qualifications to serve as a director include his decades of experience in the global conventional and renewable energy sector.
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anders runevad

Age; Address	60; Sothonsvagen 4B 23941 Falsterbo, Sweden
Occupation	See below
Experience

Anders Runevad served as the Chief Executive Officer of Vestas Wind Systems A/S, a wind turbine manufacturing, installation, and servicing company, with more installed wind power worldwide than any other manufacturer, for six years from 2013 to 2019, and is credited with turning around the company. During his tenure, Vestas’ stock returned 480% in total, significantly outperforming the global energy and industrials sectors. He was included in Fortune’s “Businessperson of the Year” list in 2016 and was named one of the “Best-Performing CEOs in the World” by Harvard Business Review in 2016, 2017, and 2019. Also, under his leadership, Vestas joined the Paris Pledge for Action as a non-party stakeholder in 2015 in connection with the adoption of the Paris Agreement.

Prior to joining Vestas, Mr. Runevad spent 28 years at Ericsson Group, an international telecommunications company based in Sweden, during which time he held various leadership positions, most recently as President of Region West & Central Europe (2010-2013), and he also served as a member of Ericsson’s Global Executive Team. Mr. Runevad’s other roles and responsibilities included serving as a member of the Board of Directors and Executive Vice President, Sony Ericsson (2006-2010); President, Ericsson Brazil (2004-2006); Vice President, Sales and Marketing, Business Unit Network, Ericsson AB (2000-2004); and President, Ericsson Singapore (1996-2000).

Since 2020, Mr. Ruenevad has served as a member of Vestas’ Board of Directors and as a member of the Board of Directors of PEAB AB, a construction and civil engineering company headquartered in Förslöv, Sweden. In addition, he served as a member of the Board of Directors of NKT A/S, a leading cable and cable accessories supplier to the energy sector, from 2017 until its demerger into NKT A/S and Nilfisk A/S in the same year. Since the demerger, he has served as a member of the Board of Directors of Nilfisk A/S, a cleaning equipment producer and supplier. In addition, since 2018, he has served as a member of the Board of Directors of Schneider Electric SE, a multinational energy and software company. He previously served as Chairman of the Board of Directors of MHI Vestas Offshore Wind A/S, from 2017 to 2020.

Mr. Runevad holds a Master of Science in Electrical Engineering from University of Lund in Sweden.

Skills & Qualifications	Mr. Runevad’s qualifications to serve as a director include his management experience as the Chief Executive Officer of a leading energy company and his relevant experience on the boards of multiple public multinational companies.

We urge shareholders to vote FOR ALL of the Nominees and the Company’s nominees other than the Excluded Company Nominees, using the WHITE proxy card today!

Except as stated above, none of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines, as amended December 6, 2017; (ii) Section 303A.02(a) of NYSE Listed Company Manual; and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Listed Company Manual, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

We refer shareholders to the Company’s Proxy Statement for the biographies and other important information regarding the Company’s nominees.

The Nominees will not receive any compensation from Engine No. 1 LLC or its affiliates for their services as directors of the Company, if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors. Each of the Nominees has entered into a nominee agreement pursuant to which Engine No. 1 LLC has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event that they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Pursuant to each of the nominee agreements, each of the Nominees has agreed to consult with Engine No. 1 LLC regarding the purchase of any securities of the Company.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board, if elected. If Engine No. 1 determines to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, it will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve, if elected, and includes biographical and other information about such nominees required by the rules of the SEC.

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Vote Required.

According to the Company’s By-Laws, as revised March 1, 2020 (the “By-Laws”) directors will be elected by a plurality of the votes cast (meaning that the twelve director nominees who receive the highest number of shares voted “FOR” their election by the Company’s shareholders will be elected to the Board). Abstentions will have no effect on the outcome of Proposal 1.

We urge you to vote today using our WHITE proxy card. If you have already voted using the Company’s blue proxy card, you have every right to change your vote by using the enclosed WHITE proxy card to vote again by telephone or by Internet. In light of ongoing delays in the postal system, we encourage all shareholders to submit their proxies electronically. If you do not have access to a touch-tone phone or the Internet, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree, at (877) 750-8310 (TOLL-FREE from the U.S. and Canada) or +1 (412) 232-3651 (from other locations).

The

We Recommend a Vote FOR ALL of the Nominees and the Company’s nominees other than the Excluded Company Nominees using the WHITE proxy card.
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PROPOSAL 2: RATIFY PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITOR

The Company’s Proxy Statement disclosed that the Board has determined that it is desirable to request the approval of the appointment of its independent registered public accounting firm by the shareholders of the Company. The Company’s Proxy Statement indicates that the Audit Committee of the Board has appointed PricewaterhouseCoopers LLP (“PwC”) to audit the Company’s financial statements for 2021. A representative of PwC is expected to attend the meeting and will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Vote Required.

According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on the outcome of Proposal 2.

We Recommend a Vote FOR Proposal 2 on the WHITE proxy card.

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PROPOSAL 3: ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to the Company’s Proxy Statement, shareholders will be asked at the Annual Meeting to vote on a non-binding resolution to approve the compensation of the Company’s Named Executive Officers (“NEOs”). The Company’s Proxy Statement also states that the Company listens and responds to the feedback from the shareholders.

We believe shareholders should vote AGAINST the proposal to approve the compensation of the Company’s NEOs, as we believe that the Company’s executive compensation is misaligned with shareholder value and therefore not in the best interests of shareholders.

Despite ExxonMobil’s negative cumulative total shareholder return (-12%) from 2017 to 2019, total CEO compensation at the Company rose almost 35% during this period.[2] While the Company’s incentive plans focus largely on long-term results, this disjuncture between returns for shareholders and management compensation indicates that such plans require better investor alignment. Unlike many of its peers, ExxonMobil does not disclose the weightings it assigns to various performance metrics or specific targets that management must meet to achieve them, and has not disclosed cost or balance sheet-focused metrics used to measure management performance, creating a lack of accountability for project cost overruns, higher production costs, or balance sheet deterioration.

In addition, return-focused metrics like total shareholder return and Return on Capital Employed are compared only to industry averages without reference to the overall market (unlike Chevron) or cost of capital (unlike BP). As a result, management may be incentivized to deploy capital to generate “leading” industry returns even where shareholders would be better served by increased returns of capital or other investments to strengthen the business for the long-term.

The Company’s Proxy Statement requested a non-binding, advisory vote on a resolution substantially in the following form:

RESOLVED: That shareholders approve the compensation of the Named Executive Officers as disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussions in the Company’s Proxy Statement.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

Note: The shareholder vote on this Proposal 3 will not be binding on the Company or the Board, and it will not be construed as overruling any decision by the Company or the Board, or creating or implying any change to, or additional fiduciary duties for, the Company or the Board.

Vote Required.

According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on the outcome of Proposal 3.

We Recommend a Vote AGAINST Proposal 3 on the WHITE proxy card.

[2] See ExxonMobil’s 2021 proxy statement summary compensation table for 2020 and 2020 proxy statement summary compensation table for 2019.

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SHAREHOLDER PROPOSALS TO BE ACTED UPON AT THE ANNUAL MEETING

Based on information contained in the Company’s Proxy Statement, it is expected that shareholders at the Annual Meeting will be asked to cast votes upon the following shareholder proposals (the “Shareholder Proposals”):

•     PROPOSAL 4: INDEPENDENT CHAIRMAN

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the

Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

•     PROPOSAL 5: SPECIAL SHAREHOLDER MEETINGS

RESOLVED: Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting without the need to get court approval.

•     PROPOSAL 6: REPORT ON SCENARIO ANALYSIS

RESOLVED: Shareholders request that ExxonMobil’s Board of Directors issue an audited report to shareholders on whether and how a significant reduction in fossil fuel demand, envisioned in the IEA Net Zero 2050 scenario, would affect its financial position and underlying assumptions. The Board should summarize its findings to shareholders by January 31, 2022, and the report should be completed at reasonable cost and omitting proprietary information.

•     PROPOSAL 7: REPORT ON ENVIRONMENTAL EXPENDITURES

RESOLVED: Shareholders request that, beginning in 2021, ExxonMobil publish an annual report of the incurred costs and associated significant and actual benefits that have accrued to shareholders, the public health and the environment, including the global climate, from the company’s environment-related activities that are voluntary and that exceed U.S. and foreign compliance and regulatory requirements. The report should be prepared at reasonable cost and omit proprietary information.

•     PROPOSAL 8: REPORT ON POLITICAL CONTRIBUTIONS

RESOLVED: that the shareholders of Exxon Mobil Corp. (‘Exxon’ or ‘Company’) hereby request the Company to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company’s website, disclosing the Company’s:

(a) Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board’s role (if any) in that process; and

(b) Monetary and non-monetary contributions or expenditures that could not be deducted as an ‘ordinary and necessary’ business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amount paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

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•     PROPOSAL 9: REPORT ON LOBBYING

RESOLVED: the shareholders of ExxonMobil request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, including in each case the amount of the payment and the recipient.

3. Description of management’s and the Board’s decision-making process and oversight for making payments described above.

For purposes of this proposal, a ‘grassroots lobbying communication’ is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. ‘Indirect lobbying’ is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both ‘direct and indirect lobbying’ and ‘grassroots lobbying communications’ include efforts at the local, state and federal levels. A lobbying activities alignment assessment is not encompassed by this proposal.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on ExxonMobil’s website.

•     PROPOSAL 10: REPORT ON CLIMATE LOBBYING

RESOLVED: Shareholders request that the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) describing if, and how, ExxonMobil’s lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement’s goal). The report should also address the risks presented by any misaligned lobbying and the company’s plans, if any, to mitigate these risks.

The Company is recommending shareholders vote “AGAINST” Proposals 4 through 10. We are making no recommendations on Proposals 4 through 10. Therefore, in the absence of specific instructions, shares of Common Stock represented by properly executed WHITE proxy cards will be counted to “ABSTAIN” from voting on Proposals 4 through 10.

Vote Required.

According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of each of the Shareholder Proposals requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on the outcome of the Shareholder Proposals.

We Are Making No Recommendations on Proposals 4 Through 10.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date, [●], 2021, are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights as of the Record Date).  According to the Company’s Proxy Statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today via Internet or telephone by following the directions on the enclosed WHITE proxy card or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote FOR ALL of the Nominees and the Company’s nominees, other than the Excluded Company Nominees. Please follow the instructions to vote provided on the enclosed WHITE voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE voting instruction form.

Note: Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “FOR ALL” of the Nominees and the Company’s nominees other than the Excluded Company Nominees listed in Proposal 1, “FOR” Proposal 2, and “AGAINST” Proposal 3. We are making no recommendations on Proposals 4 through 10. Therefore, in the absence of specific instructions, shares of Common Stock represented by properly executed WHITE proxy cards will be counted to “ABSTAIN” from voting on Proposals 4 through 10.

How should I vote on each proposal?

Engine No. 1 recommends that you vote your shares on the WHITE proxy card as follows:

“FOR ALL” Nominees standing for election to the Board named in this Proxy Statement and for the Company’s nominees, other than the Excluded Company Nominees (Proposal 1);

“FOR” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 2);

and

“AGAINST” the advisory proposal to approve the compensation of the Company’s executive officers (Proposal 3).

We are making no recommendations on Proposals 4 through 10.

How many shares must be present to hold the Annual Meeting?

According to the By-Laws, the holders of a majority of the outstanding shares of stock of Company entitled to vote at the meeting, represented in person or by proxy, shall constitute a quorum at the Annual Meeting for the transaction of business. According to the Company’s Proxy Statement, abstentions will be counted for purposes of determining whether a quorum is present but will not be counted for voting purposes with regards to any of the Proposals. Broker non-votes will not be counted for purposes of determining whether a quorum is present or for voting purposes. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

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What vote is needed to approve each proposal?

•	Proposal 1 – Election of Directors. According to the By-Laws, directors shall be elected by a plurality of the votes cast (meaning that the twelve director nominees who receive the highest number of shares voted “FOR” their election by the shareholders will be elected to the Board). Abstentions will have no effect on Proposal 1.

THE ONLY WAY TO SUPPORT ALL FOUR OF ENGINE NO. 1’S NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” THE NOMINEES ON THE WHITE PROXY CARD. PLEASE DO NOT SIGN OR RETURN A BLUE PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “WITHHOLD” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE WHITE PROXY CARD.

•	Proposal 2 – Ratify PwC as the Company’s Independent Auditor. According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on Proposal 2.
•	Proposal 3 – Advisory Vote on the Compensation of Named Executive Officers. According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on Proposal 3.

•	Proposal 4 – 10. According to NJ Rev Stat § 14A:5-11 (2019) and the Company’s Proxy Statement, the approval of each of the Shareholder Proposals requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting. Abstentions will have no effect on the outcome of the Shareholder Proposals.

What are “broker non-votes” and what effect do they have on the Proposals?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from you, as the beneficial owner of such shares with respect to that proposal, the brokerage firm cannot vote such shares on that proposal unless it is a “routine” matter. Under the rules and interpretations of the New York Stock Exchange, if you receive proxy materials from or on behalf of both Engine No. 1 and the Company, brokers, banks and other nominees will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. Because Engine No. 1 has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Engine No. 1. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts. If you do not submit any voting instructions to your broker, bank or other nominee with respect to such accounts, your shares in such accounts will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

Broker non-votes will not be counted for purposes of determining whether a quorum is present or for voting purposes with regards to any of the Proposals.

What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from ExxonMobil, including an opposition proxy statement and blue proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you discard any blue proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its blue proxy card is not the same as voting for our Nominees because a vote withheld for any of the Company’s nominees on the Company’s blue proxy card will revoke any previous voting instructions that you submitted. If you have already voted using the Company’s blue proxy card, you have every right to change your vote by using the enclosed WHITE proxy card to vote via Internet or by telephone by following the instructions on the WHITE proxy card, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree. Shareholders may call (877) 750-8310 (TOLL-FREE from the U.S. and Canada) or +1 (412) 232-3651 (from other locations).

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Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	returning a later-dated proxy either by voting by telephone or Internet by following the instructions on the enclosed WHITE proxy card or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided (the latest dated proxy is the only one that counts);
•	delivering a written revocation to the secretary of the Company; or
•	attending the Annual Meeting and voting by ballot in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must provide written authority from the record owner to vote your shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree. Shareholders may call (877) 750-8310 (TOLL-FREE from the U.S. and Canada) or +1 (412) 232-3651 (from other locations).

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S BLUE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that a copy of any revocation be mailed to Engine No. 1 LLC, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by Engine No. 1 and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Engine No. 1 will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Engine No. 1 has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Engine No. 1 will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Engine No. 1 will also participate in the solicitation of proxies in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Engine No. 1 has retained Innisfree to provide solicitation and advisory services in connection with this solicitation. Innisfree will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, Engine No. 1 will reimburse Innisfree for certain documented, out-of-pocket fees and expenses and will indemnify Innisfree against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Innisfree will employ approximately [●] persons to solicit the Company’s shareholders as part of this solicitation. Innisfree does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Engine No. 1. Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, Engine No. 1’s expenses in connection with this proxy solicitation are approximately $[●]. If successful, Engine No. 1 may seek reimbursement of these costs from the Company. In the event that it decides to seek reimbursement of its expenses, Engine No. 1 does not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of four of the Nominees, if all are elected, and eight of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to ExxonMobil Shareholder Services at 1-800-252-1800 or 1-781-575-2058 (outside the United States, Canada, and Puerto Rico).

Because Engine No. 1 has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the company will not be householding our proxy materials.

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Where can I find additional information concerning ExxonMobil?

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2022 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in or excerpted from the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at http://www.sec.gov/.

How do I attend the Annual Meeting?

You have received this Proxy Statement because you are a shareholder as of the Record Date. Attendance at the Annual Meeting through the website www.cesonlineservices.com/xom21_vm or any adjournment or postponement thereof will be limited to shareholders of the Company as of the close of business on the Record Date and guests. You will not be able to attend the Annual Meeting in person at a physical location. To attend the Annual Meeting as a shareholder and have the ability to vote and/or submit a comment or question during the Annual Meeting, you will need to pre-register by 9:30 a.m. Central Time on [DATE], 2021. To pre-register for the Annual Meeting, please follow the instructions described below.

Pre-registration for Registered Shareholders

For registered shareholders, the control number can be found on the Notice of Internet Availability (“Notice”), [ ,] or in an email, or other communication you received from Corporate Election Services. To pre-register to participate in the Annual Meeting remotely, visit the website www.cesonlineservices.com/xom21_vm. Please have your [ ,] Notice, email, or other communication containing your control number available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Please verify that you have received the confirmation email in advance of the meeting, including the possibility that it may be in your spam or junk folder. Requests to register to participate in the Annual Meeting remotely must be received no later than 9:30 a.m. Central Time on [DATE], 2021. You must pre-register to vote and/or submit a comment or question during the Annual Meeting.

Pre-registration for Beneficial Shareholders and Obtaining a Legal Proxy

For beneficial shareholders who hold their shares through an intermediary, such as a brokerage firm or bank, the control number can be found on the Notice [ ,] or other instructions you receive from your bank, brokerage firm, or other intermediary. To pre-register to participate in the Annual Meeting remotely, visit the website www.cesonlineservices.com/xom21_vm. Please have your [ ,] or other communication containing your control number available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Please verify that you have received the confirmation email in advance of the meeting, including the possibility that it may be in your spam or junk folder. Requests to register to participate in the Annual Meeting remotely must be received no later than 9:30 a.m. Central Time on [DATE], 2021. You must pre-register to vote and/or submit a comment or question during the Annual Meeting.

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We encourage you to vote in advance of the Annual Meeting. If you intend to vote during the Annual Meeting, you must obtain a legal proxy from your brokerage firm or bank. Most brokerage firms or banks allow a shareholder to obtain a legal proxy either online or by mail. Follow the instructions provided by the brokerage firm or bank. If you have requested a legal proxy online, and you have not received an email with your legal proxy within 2 business days of your request, you should contact your brokerage firm or bank. If you have requested a legal proxy by mail, and you have not received it within 5 business days of your request, you should contact your brokerage firm or bank.

You may submit your legal proxy either (a) in advance of the Annual Meeting by attaching the legal proxy (or an image of the legal proxy) in an email to XOMRegister@proxy-agent.com or (b) along with your voting ballot during the Annual Meeting. We must have your legal proxy in order for your vote submitted during the Annual Meeting to be valid. To avoid any technical difficulties on the day of the meeting, we encourage you to submit your legal proxy in advance by email to XOMRegister@proxy-agent.com to ensure that your vote is counted.

Attending as a Guest

Shareholders who do not pre-register for the virtual Annual Meeting, may still attend the meeting virtually as a guest by accessing the Annual Meeting website, www.cesonlineservices.com/xom21_vm, beginning 30-minutes prior to the Annual Meeting’s scheduled start time and following the instructions provided to attend as a guest.

Guests at the virtual Annual Meeting will be able to listen to the meeting but will not be able to vote nor submit a comment or question during the Annual Meeting.

Voting at the Annual Meeting

Shareholders that pre-register for the Annual Meeting may also vote during the Annual Meeting by clicking on the ‘Shareholder Ballot’ link that will be available on the Annual Meeting website during the Annual Meeting.

Registered shareholders may vote directly by simply accessing the available ballot on the meeting website. Beneficial shareholders who have previously submitted a legal proxy by email to XOMRegister@proxy-agent.com may also vote directly using the available ballot on the meeting website. Other beneficial shareholders must upload the legal proxy during the meeting when completing the ballot. See above section “Pre-registration for Beneficial Shareholders and Obtaining a Legal Proxy” on obtaining a legal proxy from your brokerage firm or bank. Instructions for presenting the legal proxy (if necessary) along with the online ballot will be provided during the Annual Meeting. Please prepare in advance by obtaining a legal proxy as soon as possible.

19

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by using the enclosed WHITE proxy card to vote “FOR ALL” our Nominees today.

Thank you for your support,

Engine No. 1 LLC
Engine No. 1 LP
Engine No. 1 NY LLC
Christopher James
Charles Penner
Gregory J. Goff
Kaisa Hietala
Alexander A. Karsner
Anders Runevad

[●], 2021

20

ANNEX I: INFORMATION ON THE PARTICIPANTS

This proxy solicitation is being made by Engine No. 1 LLC, a Delaware limited liability company and the investment advisor, directly or indirectly, to certain funds invested in the Common Stock (“Engine No. 1 LLC”), Engine No. 1 LP, a Delaware statutory public benefit limited partnership and the sole owner of Engine No. 1 LLC (“Engine No. 1 LP”), Engine No. 1 NY LLC, a New York limited liability company (“Engine No. 1 NY”), Charles Penner, a United States citizen and an authorized person of Engine No. 1 LLC and Managing Director of Engine No. 1 NY (“Mr. Penner”), Christopher James, a United States citizen and the managing member of Engine No. 1 GP LLC (“Engine No. 1 GP”), a Delaware limited liability company and the general partner of Engine No. 1 LP (“Mr. James” and together with Engine No. 1 LLC, Engine No. 1 LP, Engine No. 1 NY, Engine No. 1 GP, and Mr. Penner, the “Engine No. 1 Parties”), and the Nominees (together with the Engine No. 1 Parties, the “Participants”).

As of the close of business on March 1, 2021, the Participants may be deemed to beneficially own, in the aggregate, 944,044 shares of Common Stock.

Of the 944,044 shares of Common Stock beneficially owned in the aggregate by the Participants: (a) 917,400 shares of Common Stock (including 100 shares of Common Stock held in record name by Engine No. 1 NY) are beneficially owned by Engine No. 1 LLC; (b) 917,400 shares of Common Stock (including 100 shares of Common Stock held in record name by Engine No. 1 NY) are beneficially owned by Engine No. 1 LP, by virtue of it being the sole owner and the managing member of Engine No. 1 LLC; (c) 917,400 shares of Common Stock (including the 100 shares of Common Stock held in record name by Engine No. 1 NY) are beneficially owned by Mr. James by virtue of being the managing member of Engine No. 1 GP; (d) 17,000 shares of Common Stock are beneficially owned by Alexander A. Karsner, of the of Nominees (“Mr. Karsner”) and (e) 9,644 shares of Common Stock are beneficially owned by Gregory J. Goff, one of the Nominees (“Mr. Goff”).

The Engine No. 1 Parties, Mr. Karsner and Mr. Goff may be deemed a “group” as defined in Rule 13d-5 of the Exchange Act, and pursuant to such definition, Engine No. 1 LLC, Mr. Karsner and Mr. Goff may be deemed to collectively and beneficially own an aggregate of 944,044 shares of Common Stock.

Mr. Karsner expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Engine No. 1 Parties and Mr. Goff. Mr. Goff expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Engine No. 1 Parties and Mr. Karsner. Each of the Engine No. 1 Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Karsner and by Mr. Goff. Each Participant disclaims beneficial ownership of the Common Shares reported above except to the extent of his, her or its actual pecuniary interest therein.

The business address of each of the Engine No. 1 Parties is c/o Engine No. 1 LLC, 710 Sansome St., San Francisco, California 94111.

Mr. Karsner and Mr. Goff are United States citizens. Kaisa Hietala, one of the Nominees, is a citizen of Finland. Anders Runevad, one of the Nominees, is a citizen of Sweden. The principal business addresses, along with the principal occupation, of each of the Nominees is disclosed in the section titled “PROPOSAL 1: ELECTION OF DIRECTORS” on page 6.

The shares of Common Stock held by Engine No. 1 LLC are held by the investment funds managed, directly or indirectly, by Engine No. 1 LLC in brokerage and lending accounts, which brokers or lenders may extend credit to the Engine No. 1 LLC from time to time, subject to any applicable federal margin regulations, stock exchange rules and credit policies. Any positions held at any time in margin accounts are pledged as collateral security for the repayment of the extension of credit related to the account and the assets therein. The loans bear interest at a negotiated interest rate from time to time in effect. Because other securities are held in the accounts, it is not possible to determine the amounts, if any, of credit used to purchase the shares of Common Stock reported herein.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

21

Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions in the Common Stock effected by any of the Participants during the past two years. Unless otherwise noted, all such transactions were effected on the open market.

Engine No. 1 LLC (by virtue of being the investment advisor to certain funds invested in the Common Stock) and Christopher James (by virtue of being the managing member of Engine No. 1 GP)*

Trade Date	Amount Acquired (Sold)
11/9/2020	246,000
11/10/2020	121,000
11/12/2020	74,800
11/13/2020	49,000
11/18/2020	44,600
12/1/2020	382,000

* Transaction history does not describe an internal transfer of 100 shares of Common Stock from an investment fund advised by Engine No. 1 LLC to Engine No. 1 NY.

Mr. Karsner

Trade Date	Amount Acquired (Sold)
9/17/2020	3,000
12/1/2020	14,000

Mr. Goff

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
3/20/2019	44	7/18/2019	(1477)	12/19/2019	(700)
3/28/2019	18	8/12/2019	(90)	1/15/2020	(16)
4/10/2019	1272	8/13/2019	(67)	1/30/2020	(143)
4/25/2019	36	8/22/2019	(616)	3/12/2020	(24)
4/30/2019	15	10/1/2019	1251	3/18/2020	(31)
5/15/2019	403	10/17/2019	40	4/20/2020	553
5/30/2019	10	10/22/2019	32	4/28/2020	315
6/4/2019	11	11/27/2019	(11)	5/5/2020	18
6/18/2019	212	12/11/2019	(407)	5/18/2020	38
6/3/2020	207	7/21/2020	16	11/3/2020	2096
6/4/2020	32	7/22/2020	7	11/6/2020	739
6/5/2020	6	9/8/2020	(367)	11/12/2020	998
6/17/2020	(31)	9/10/2020	(77)	11/17/2020	421
6/18/2020	8	9/15/2020	(332)	12/29/2020	147
7/7/2020	160	9/30/2020	(553)	1/11/2021	(399)
				2/8/2021	232

22

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please vote “FOR ALL” of the Nominees and the Company’s nominees, other than the Excluded Company Nominees, by using one of the four options below:

●	Voting via the Internet by following the easy instructions on the enclosed WHITE proxy card or voting instruction form;

●	Voting by telephone using the toll-free number listed on the enclosed WHITE proxy card or voting instruction form and following the easy voice prompts;

●	In light of ongoing delays with the postal system, we encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the enclosed WHITE proxy card or voting instruction in the postage-paid envelope provided; or

●	Attending the Annual Meeting and voting by ballot thereat.

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed WHITE voting form in the postage-paid envelope provided.

After submitting your vote using the enclosed WHITE proxy card, DO NOT SIGN OR RETURN EXXONMOBIL’S BLUE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a blue proxy card to ExxonMobil, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to ExxonMobil by voting by telephone or the Internet following the instructions on the enclosed WHITE proxy card or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting by delivering a written notice of revocation to the Company, by delivering a later dated proxy for the Annual Meeting, or by voting by ballot in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call: (877) 750-8310 (TOLL-FREE from the U.S. and Canada)

or +1 (412) 232-3651 (from other locations)

PRELIMINARY COPY SUBJECT TO COMPLETION

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

EXXON MOBIL CORPORATION

Proxy Card for 2021 Annual Meeting of Shareholders

Scheduled for [●], 2021

(the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY ENGINE NO. 1 LLC AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “ENGINE NO. 1,” “WE” OR “US”)

AND THE INDIVIDUALS NAMED IN PROPOSAL 1 (THE “NOMINEES”)

THIS BOARD OF DIRECTORS OF EXXON MOBIL CORPORATION IS NOT SOLICITING THIS PROXY

W H I T E	The undersigned appoints Christopher James, Charles Penner, Eleazer Klein and Scott Winter, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Exxon Mobil Corporation, a New Jersey corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of Shareholders of the Company scheduled to be held virtually through the website www.cesonlineservices.com/xom21_vm, on [DATE], at 9:30 AM Central Time, including at any adjournments or postponements thereof with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Engine No. 1 a reasonable time before this solicitation. The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).
P R O X Y	IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU DO NOT SPECIFY HOW THE PROXY SHOULD BE VOTED, THIS PROXY WILL BE VOTED “FOR ALL” OF THE NOMINEES LISTED IN PROPOSAL 1 AND ALL OF THE COMPANY’S NOMINEES FOR ELECTION OTHER THAN THE EXCLUDED COMPANY NOMINEES (AS DEFINED BELOW), “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, AND YOU WILL BE COUNTED TO “ABSTAIN” FROM VOTING ON PROPOSALS 4 THROUGH 10. NONE OF THE MATTERS CURRENTLY INTENDED TO BE ACTED UPON PURSUANT TO THIS PROXY ARE CONDITIONED ON THE APPROVAL OF OTHER MATTERS. THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

(continued and to be signed on the reverse side)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Exxon Mobil Corporation common stock for the upcoming 2021 Annual Meeting of Shareholders.

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Submit your proxy by Internet
Please access https://www.proxyvotenow.com/xom (please note you must type an “s” after “http”). Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.
Submit your proxy by Telephone
Please call toll-free in the U.S. or Canada at [●] on a touch-tone telephone. (If outside the U.S. or Canada, call [●]) Then, simply follow the easy voice prompts. You will be required to provide the unique Control Number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

Submit your proxy by Mail
Due to ongoing delays in the postal system, we encourage shareholders to vote by telephone or by Internet. If you do not have access to a touch-tone phone or the Internet, you may alternatively sign, date and return the proxy card in the envelope provided to: Engine No. 1, c/o Innisfree M&A Incorporated, 20 Oser Avenue, Hauppauge, NY 11788.

TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

Please mark vote as in this sample

We recommend that you vote “FOR ALL” four of the Nominees below:	We recommend that you vote “FOR” Proposal 2:
Proposal 1 – Election of the four individuals nominated by Engine No. 1 and all of the Company’s nominees other than [●], [●], [●] and [●] (the “Excluded Company Nominees”) to serve as directors. Engine No. 1 is NOT seeking authority to vote for the Excluded Company Nominees and WILL NOT exercise any such authority. There is no assurance that any of the Company’s nominees will serve as directors if any of the Nominees are elected to the Board.	Proposal 2 –Company proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm to audit the Company’s financial statements for 2021.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Nominees:				We recommend that you vote “AGAINST” Proposal 3:
(01) Gregory J. Goff	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT ☐	Proposal 3 – Company proposal to approve, on an advisory basis, the compensation of the Company’s Named Executive Officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐
(02) Kaisa Hietala
(03) Alexander A. Karsner
(04) Anders Runevad
(INSTRUCTIONS: To withhold authority to vote for any individual Nominee, mark the “For All Except” box above and write the name of the Nominee(s) from which you wish to withhold in the space provided below. You may also withhold authority to vote for one of more of the Company’s nominees other than the Excluded Company Nominees by writing the name of such nominee(s) below.)

We are making no recommendations on Proposals 4 through 10.
	FOR	AGAINST	ABSTAIN
Proposal 4 – Independent Chairman	☐	☐	☐
Proposal 5 – Special Shareholder Meetings	☐	☐	☐
Proposal 6 – Report on Scenario Analysis	☐	☐	☐
Proposal 7 – Report on Environment Expenditures	☐	☐	☐
Proposal 8 – Report on Political Contributions	☐	☐	☐
Proposal 9 – Report on Lobbying	☐	☐	☐
Proposal 10 – Report on Climate Lobbying	☐	☐	☐

Date:__________________________________________, 2021

Signature _________________________________________

Signature _________________________________________

Title(s) ___________________________________________

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.